UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

WAVECOM S.A.

(Name of Subject Company)

WAVECOM S.A.

(Name of Person(s) Filing Statement)

Shares, nominal value €1.00 each

American Depositary Shares, evidenced by

American Depositary Receipts, each representing one Share

(Title of Class of Securities)

943531103

(CUSIP Number of Class of Securities)

Ronald D. Black

Chief Executive Officer

Wavecom S.A.

3, esplanade du Foncet

92442 Issy-Les-Moulineaux Cedex, France

Tel: +33 1 46 29 08 00

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Linda Hesse	Daniel Mitz
Renaud Bonnet	Stephen Gillette
Jones Day	Jones Day
120 rue du Faubourg Saint-Honoré	1755 Embarcadero Road
75008 Paris, France	Palo Alto, CA 94303
Tel : +33 1 56 59 39 39	Tel : (650) 739 – 3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

(a)	Name and Address.

The name of the subject company is Wavecom S.A., a French societé anonyme (the “Company”). The Company’s principal executive offices are located at 3, esplanade du Foncet, 92442 Issy-Les-Moulineaux Cedex, France. The telephone number of the Company at its principal executive offices is +33 1 46 29 08 00.

(b)	Securities.

The securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates are: (i) ordinary shares, nominal value € 1.00 each, of the Company (the “Shares”), (ii) American Depositary Shares, evidenced by American Depositary Receipts, each representing one Share (“ADSs”) and (iii) zero-coupon convertible bonds of the Company due January 1, 2014, bearing interest at a rate of 1.75% per annum (obligations à option de conversion et/ou d’échange en actions nouvelles ou existantes) (the “OCEANEs”). As of December 15, 2008, there were 15,828,524 Shares issued and outstanding, of which ADSs represented 623,838.

The OCEANEs are not registered pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of December 15, 2008, there were 2,571,884 OCEANEs outstanding.

Item 2.	Identity and Background of the Filing Person.

(a)	Name, Business Address and Business Telephone Number of the Filing Person.

The filing person is the Company. The name, business address and business telephone number of the Company are set forth in Item 1(a) above which information is incorporated by reference. The Company’s website address is www.wavecom.com. The information on the Company’s website should not be considered a part of this Statement.

(b)	Tender Offer.

This Statement relates to the tender offer made by Sierra Wireless France SAS, (the “Purchaser”), a company organized under the laws of France and an indirect wholly owned subsidiary of Sierra Wireless, Inc., a corporation organized under the laws of Canada (together with its subsidiaries, “Sierra Wireless”), disclosed in a Tender Offer Statement on Schedule TO dated January 8, 2009 (as may be amended or supplemented from time to time, the “Schedule TO”), to purchase (i) Shares, at a price of 8.50 euros per Share including any dividends payable, that are held by holders who reside in the United States, (ii) ADSs held by holders wherever located, at a price equal to the U.S. dollar equivalent of 8.50 euros per Share including any dividends payable, and (iii) OCEANEs held by holders who reside in the United States at a price of 31.93 euros plus unpaid accrued interest (defined in the Schedule TO as the interest accrued but unpaid calculated pro rata from the number of days from the last interest payment date to the day of settlement for the OCEANEs) per OCEANE, in each case, net to the seller in cash (U.S. dollars in the case of the ADSs tendered and euros in the case of Shares or OCEANEs tendered) without interest and net of any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Purchaser’s U.S. Offer to Purchase, dated January 8, 2009 (the “U.S. Offer to Purchase”), the related ADS letter of transmittal, and the related forms of acceptance for Shares and OCEANEs (which, together with the U.S. Offer to Purchase and any amendments or supplements thereto, collectively constitute the “U.S. Offer”). In addition to the U.S. Offer, the Purchaser is making a separate but concurrent offer (the “French Offer”) for (i) any and all Shares that are traded on Euronext Paris Compartiment B under ISIN code FR0000073066, at a price of 8.50 euros per Share; and (ii) any and all outstanding OCEANEs issued by the Company and traded on Euronext Paris under ISIN code FR0010497131, at a price of 31.93 euros plus unpaid accrued interest per OCEANE, in each case, net to the seller in cash without interest and net of any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s French Offer to Purchase, to be dated on or about January 9, 2009 (the “French Offer to Purchase”). According to the Schedule TO, the French Offer will be open to all non-U.S. holders of Shares and OCEANEs. The U.S. Offer and the French Offer are collectively referred to herein as the “Offers”.

According to the Schedule TO, (i) to the extent warrants (bons de souscription d’actions) (“BSAs”), founder’s warrants (bons de souscription de parts de créateur d’entreprise) (“BCEs”), or stock options cannot be exercised to acquire Shares (or the Shares issued upon the exercise of such securities cannot be transferred in accordance with their terms) by their holders during the period of the Offers and any extension thereof, they are not subject to the Offers, and (ii) the free Shares granted to certain employees and directors of the Company and of certain of its subsidiaries are not subject to the Offers.

The Offers are both conditioned upon there being validly tendered in accordance with the terms of the Offers and not withdrawn prior to the expiration date of the Offers that number of Shares that represent at least 50% plus one voting right of the Company as of the date of closing of the last of the two Offers, which takes into account (i) all the Shares validly tendered to the Offers (including Shares represented by ADSs) as of the date of closing of the last of the two Offers, and (ii) all existing Shares of the Company as of the date of closing of the last of the two Offers, including the Shares represented by ADSs (less all treasury shares).

According to the French Offer to Purchase, in the event Shares not tendered in the Offers do not represent more than 5% of the share capital or voting rights of the Company, the Purchaser intends to request that the French Autorité des marchés financiers (the “AMF”), within three months following the closing of the Offers, implement a squeeze-out of the Shares under French law. In addition, according to the French Offer to Purchase, the Purchaser intends to request that the AMF, within three months following the closing of the Offers, implement a squeeze-out of the OCEANEs if OCEANEs not tendered in the Offers do not represent more than 5% of the outstanding Shares on an as converted, fully diluted basis. Furthermore, according to the French Offer to Purchase, the Purchaser reserves the right, in the event it would hold, directly or indirectly, at least 95% of the voting rights of the Company and if a squeeze-out is not implemented, to file with the AMF a draft mandatory buyout offer. In the event of success of the Offers and if a squeeze-out procedure is initiated following the expiration of the Offers, or in the event the liquidity of the Shares would be considerably reduced, the Purchaser intends to put in place a liquidity mechanism on the basis of the price set forth in the Offers or multiples derived from such price for the benefit of the holders of Shares issuable upon exercise of outstanding BSAs, BCEs or stock options, if permitted and in accordance with applicable law. In addition, the Purchaser intends to implement a liquidity mechanism at the termination of the relevant holding period for holders of free Shares, based on the price of the Offers if permitted and in accordance with applicable law. Furthermore, in the event of a squeeze-out transaction or delisting of the Shares, the “prepayment” clause of the OCEANEs will apply and the general assembly of holders of OCEANEs may request that all the OCEANEs be redeemed at par value (i.e., 31.30 euros plus interest accrued but unpaid from the last interest payment date preceding the early redemption date to the effective redemption date).

The Offers are being made in connection with a Memorandum of Understanding, dated as of December 1, 2008, by and between the Company and Sierra Wireless (the “MOU”). A copy of the MOU is filed as Exhibit 99(e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of the Purchaser are located at 13811 Wireless Way, Richmond, British Columbia Canada V6V 3A4 and the Purchaser’s business telephone number at that address is +1 (604) 231-1100.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Item 3, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company or its executive officers, directors, or affiliates or (ii) the Purchaser, Sierra Wireless or their respective executive officers, directors, or affiliates.

Certain members of management and the Board of Directors of the Company may be deemed to have certain interests in the transactions contemplated by the MOU that are different from or in addition to the interests of the Company’s shareholders generally. The Company’s Board of Directors was aware of these interests and considered that such interests may be different from or in addition to the interests of the Company’s shareholders generally in, among other matters, approving the MOU and the transactions contemplated thereby.

The Company’s executive officers and directors have entered into, or participate in, as applicable, the various agreements and arrangements discussed below.

(a)	Non equity compensation

i.	Directors.

For the 2007 financial year, the general shareholders’ meeting allocated a global amount of 250,000 euros for directors’ fees, which are allocated based on attendance and participation in the meetings of the Company’s Board of Directors and its specialized committees. Pursuant to a proposal by the Compensation and Nominations Committee, the Company’s Board of Directors decided, on July 24, 2007, that all directors, including the Chairman and Deputy Chief Executive Officer, would be compensated by directors’ fees. As a result the Chairman and Deputy Chief Executive Officer no longer received salaries but instead began to receive directors’ fees. In addition, during their meeting on July 24, 2007, the Company’s Board of Directors decided to distribute a one-time bonus of 10,000 euros to both the Chairman and Deputy Chief Executive Officer.

ii.	Chief Executive Officer.

The Company and Ronald Black, the Company’s Chief Executive Officer, are party to a service agreement, dated July 22, 2004, as amended in 2006. In addition, the terms of Dr. Black’s compensation were further modified in 2008 as explained in more detail below.

Pursuant to his service agreement, Dr. Black shall be entitled to participate in all employee benefit plans of the Company including, but not limited to pension, profit sharing, medical coverage, education, or other retirement or welfare benefits that the Company has adopted or may adopt, maintain or contribute to or for the benefit of its senior executives at a level commensurate with their position subject to satisfying the applicable eligibility requirements.

Dr. Black does not receive director’s fees. For the calendar year ended December 31, 2008, Dr. Black’s fixed base compensation rate is 421,500 euros and, pursuant to a resolution of the Company’s Board of Directors on June 17, 2008, he could receive up to 401,000 euros as a performance bonus. For the calendar year ended December 31, 2007, Dr. Black’s fixed base compensation was 421,500 euros and Dr. Black received a bonus of 281,000 euros. Dr. Black also receives benefits in kind due to his expatriation, including housing and indemnities covering his children’s school tuition.

The Company’s Board of Directors also decided on June 17, 2008, that a special bonus equal to Dr. Black’s annual fixed and variable salary for one year would be triggered upon the acquisition of the Company or a change of control through a tender offer at a price which represents a premium of greater than 40% of the trading price on the date of the filing of the offer. Pursuant to the terms of the MOU, a successful completion of the Offers will result in payment of the bonus.

In the event of a negotiated merger, acquisition of the Company, or hostile takeover bid on the shares of the Company that results in Dr. Black being terminated within six months following this event and if Dr. Black is not offered an opportunity to perform functions of an equivalent level, the Company has undertaken to pay Dr. Black a severance payment (except in case of gross negligence or wrongful misconduct). The gross amount of this severance payment is equal to three times his annual fixed salary (approximately 1,264,500 euros based on Dr. Black’s annual fixed salary for the calendar year ended December 31, 2008), including the severance payment provided by law and any applicable collective bargaining agreements. Because the severance payment was approved by the Company’s Board of Directors before the French “TEPA” law was adopted, it must be revised before February 22, 2009 to conform with the law’s requirements, which, among other things, requires that severance payments be subject to performance conditions determined by the Company’s Board of Directors, approved by the shareholders and disclosed publicly.

The Company’s Board of Directors, after hearing the findings presented by the chairman of the Company’s Nomination and Compensation Committee following their reflection begun in February 2008, decided on November 17, 2008 to amend the terms of Dr. Black’s service agreement to, among other things, make the severance payment described in the service agreement contingent on performance criteria as follows, each of which must be met at the time of Dr. Black’s departure in order for his severance to be payable:

-

The Company’s activity having generated a greater net cash balance (i.e., cash, cash equivalents and marketable securities less long-term and short-term debt) at the time of Dr. Black’s departure than such balance three years earlier (on the basis of the most recent quarterly closing and excluding the effects of any exceptional business expenditures, such as, for example, the financing of an acquisition), and

-	The Company having remained in the top three leaders of its market, as recognized by any market analyst (such as Gartner or ABI) in the three years preceding Dr. Black’s departure from the Company.

In addition, in order to more properly reflect the mutual understanding of Mr. Black and the Company’s Board of Directors as to the circumstances under which the severance payment becomes payable, the Company’s Board of Directors approved an amendment to the Service Agreement to provide that Mr. Black is entitled to the severance payment described above if he resigns within six (6) months following a change in control of the Company.

Pursuant to article L.225-42-1 of the French Commercial Code these commitments must be submitted to the shareholders for their approval during a shareholders’ meeting.

As announced by the Company in the notice published in the Bulletien des annonces légales obligatoires on December 5, 2008, the shareholders’ meeting of the Company scheduled for December 8, 2008, called to, among other things, approve those commitments, was adjourned.

Sierra Wireless approved in the Memorandum of Understanding signed on December 1, 2008 with the Company (see section 1.2.2 above), the terms and conditions of these commitments and as a result, undertook to have the new board of directors of the Company which will be put in place following the change in control, to confirm such commitments and vote in favor of their approval at the first general shareholders’ meeting to take place following the expiration of the Offers.

An excerpt of the November 17, 2008 Board meeting is attached to this Statement as Exhibit 99(e)(11) and is hereby incorporated by reference in its entirety.

iii.	Executive Officers.

Except as set forth below, each executive officer receives a base salary plus variable compensation and, in some cases, benefits in kind. Pursuant to customary French employment practice, in the event that an executive officer’s employment with the Company is terminated at any time for any reason, such executive officer agrees not to compete with the Company for a period of time after termination and, in return, receives compensation from the Company during that period so long as the non-compete restriction remains effective against such former executive officer. In addition to the severance payment for the Chief Executive Officer described above, one other executive officer is entitled to a severance payment, unrelated to any change of control, of a variable amount based on the date of termination.

(b)	Equity compensation.

The following table indicates the number of BCEs, BSAs, stock options, free shares and ordinary shares held as of December 15, 2008 by the members of the Board of Directors and Executive Officers:

	BCEs, BSAs, stock options and free shares granted but not exercised at December 15, 2008							Ordinary shares at December 15, 2008
	BCEs		BSAs		Stock options		Free shares
	Number	Weighted Average Exercise Price (€)	Number	Weighted Average Exercise Price (€)	Number	Weighted Average Exercise Price (€)	Number
Holders
Aram Hékimian (1)	0	-	0	-	0	-	0	1,800,381
Michel Alard (1)	0	-	0	-	0	-	0	1,538,533
Ronald Black*	302,700	5.39	0	-	255,844	6.40	77,650	78,173
Olivier Beaujard	5,000	4.19	0	-	23,530	58.88	0	0
Chantal Bourgeat	15,000	4.19	0	-	25,000	10.27	0	0
Andres Franzen	0	-	0	-	50,000	10.62	0	0
Didier Dutronc	0	-	0		51,500	8.16	0	2,500
Bernard Gilly** (1)	0	-	33,334	12	0	-	0	2,000
Philippe Guillemette	20,000	4.19	0	-	72,750	27.64	35,000	0
Stephen Imbler** (1)	0	-	40,000	11.43	0	-	0	10,000
Anthony Maher** (1)	0	-	36,667	11.87	0	-	0	100
Etienne Menut	5,000	4.19	0	-	31,000	10.04	0	5
Yann Merceron	0	-	0	-	2,000	39.18	0	0
Pierre Piver	0	-	0	-	41,000	7.60	0	0
Pierre Teyssier	15,000	4.19	0	-	36,000	18.45	0	0
Emmanuel Walckenaer	0	-	0	-	25,000	6.64	0	0

* The stock options attributed to Dr. Ronald Black are subject to conditions and to a special exercise calendar according to which, in the event of a negotiated merger, acquisition of the Company, or hostile takeover bid on the Shares, that results in Dr. Ronald Black being terminated within six months following the operation or if Dr. Black is not offered an opportunity to perform functions of an equivalent level, he would have the right to exercise his options that would have become eligible for exercise two years following the date of such operation, provided that he uses this right within 90 days following his termination. The stock options of which the exercise could thus be accelerated were attributed on May 17, 2006 and can be exercised for 10.62 euros.

** Holds BSAs which contain an acceleration clause in the event of a change of control.

(1) Director

i.	Stock Options.

Pursuant to the Company’s subscription and purchase stock option plans, which are each substantially in the form attached to this Statement as Exhibit 99(e)(5), upon a merger, sale of substantially all assets or similar change of control transaction in which the successor entity of the Company (which would be the Purchaser in the event the Offers are successful) refuses to assume all outstanding options issued under such plans or fails to provide a suitable substitute option for all such outstanding options, the Company’s Board of Directors, in its discretion, may cause all unvested stock options issued pursuant to such plans to immediately become exercisable in full. In the event the Company’s Board of Directors makes such election, it shall notify all optionholders of such election and such optionholders shall have 15 days from the date of the notice to exercise there then-fully vested stock options. Stock options not exercised during this 15-day period will terminate and cease to represent the right to acquire Shares.

In the event of success of the Offers and if a squeeze-out procedure is initiated following the expiration of the Offers, or in the event the liquidity of the Shares would be considerably reduced, the Purchaser intends to put in place a liquidity mechanism on the basis of the price set forth in the Offers or multiples derived from such price for the benefit of the holders of Shares issuable upon exercise of stock options, if permitted and in accordance with applicable law.

Stock options generally have a four year vesting period. One quarter of the options become exercisable one year after the date of grant and the balance of the options become exercisable in increments of 1/48th of the options per month thereafter. The options expire 10 years after their issue date.

ii.	BCEs.

BCEs, which are similar to stock options, have been issued to certain of the Company’s employees who were French residents, expire after five years, as was required under French law. BCEs have been issued to employees resident in France to take advantage of favorable tax treatment for both the employees and the Company. These tax benefits are not available for stock options granted in France. Any BCEs remaining unexercised at the expiration date automatically convert to stock options with substantially the same terms and conditions as the relevant BCE (including exercise price) with a five-year remaining term. Employees leaving the Company have up to three months following their date of termination of employment to exercise eligible BCEs or options. Other than with respect to expiration, the terms of the BCEs are identical to the stock options.

iii.	BSAs.

BSAs are granted only to independent directors of the Company’s Board of Directors. BSAs vest as to one-third of the BSA granted per year for three years. Depending on the plan, the BSA expire either four or 10 years after their issue date. In the event of a change in control of the Company, in connection with which a director is either removed from office or not re-elected upon the end of his term, within six months of such change of control, any BSAs exercisable in the two years following the change of control become exercisable for 90 days after the date on which such person’s duties ceased and any unexercised BSAs terminate upon the expiration of such 90-day period.

iv.	Free Shares.

Free shares are granted to employees and the Chief Executive Officer of the Company and to the employees of its subsidiaries. Under French law, free shares granted by the Company vest after a two year period and are therefore only effectively acquired and owned by the beneficiaries after that time. In addition, for a further two years, the beneficiary cannot transfer or sell the shares.

(c)	Cash Consideration Payable Pursuant to the Offers.

The members of the Company’s Board of Directors and executive officers of the Company who tender their Shares, ADSs or OCEANEs in the Offers will receive the same cash consideration on the same terms and conditions as other security holders of the Company. As of December 15, 2008, to the Company’s knowledge, the members of the Board and executive officers of the Company owned an aggregate of 3,431,692 Shares, in the form of Shares or ADSs (excluding BSAs, BCEs, options to purchase Shares and restricted or free shares), and no OCEANEs. As described under Item 4(d) below, the members of the Board and the executive officers of the Company have indicated that they intend to tender all of their Shares and ADSs in the Offers. Furthermore, as described under Item 3(d)(ii) below, the Company’s founders and some of their family members have signed undertakings to tender with Sierra Wireless in which they have committed to tender all of their Shares into the Offers. Assuming all such Shares and ADSs are purchased by the Purchaser at the price stated in the Offers, the members of the Board and executive officers of the Company will receive an aggregate of approximately €29,169,382 in cash before any required withholding deductions.

(d)	Relationships with the Purchaser.

i.	Memorandum of Understanding

On December 1, 2008, Sierra Wireless and the Company entered into the MOU whereby Sierra Wireless (or one of its direct or indirect subsidiaries) undertook to launch a tender offer in France and a distinct offer in the United States, to acquire all the Shares and OCEANEs issued by the Company. Pursuant to the MOU, the Company’s Board of Directors unanimously resolved to (i) determine that the acquisition of the Company by the Purchaser is in the best interests of the Company and its employees and (ii) recommend to all holders of Securities to tender such Securities to the Offers, subject to consideration of a fairness opinion drawn up by an independent expert appointed in accordance to the articles 261-1 et seq. of the AMF General Regulations.

Pursuant to the MOU, the Company also granted an exclusivity right for the benefit of Sierra Wireless and undertook to, among other things, (i) postpone the shareholders’ meeting of the Company scheduled for December 8, 2008 which had been called on November 21, 2008 by a meeting notice equivalent to a convocation notice, and (ii) inform the Purchaser of any proposals received from third parties regarding any competing offer and grant Sierra Wireless the right to match such competing offer.

In addition, the Company undertook not to (i) tender its treasury shares in the Offers or (ii) transfer the treasury shares to a third party.

The Company also agreed to pay Sierra Wireless a break-up fee of 3.27 million euros, in the event:

-

the Company’s Board of Directors withdraws or modifies its recommendation dated December 1, 2008; the Company’s Board of Directors withdraws or modifies its recommendation that it has undertaken, pursuant to the MOU, to adopt upon receipt of the fairness opinion that will be made by the independent expert appointed on December 1, 2008; or the Company’s Board of Directors fails make a recommendation to its shareholders following receipt of such fairness opinion;

-	the Company recommends a tender offer or a takeover proposal from a third party and/or enters into an agreement with a third party with respect to such a competing takeover proposal; or

-	the French Offer is withdrawn pursuant to Article 232-11 of the AMF General Regulations; or

-	the AMF announces that the results of a competing offer for the Company’s securities made by a third party that is successful or another takeover proposal is consummated in breach of the MOU.

The MOU is attached as Exhibit 99(e)(1) hereto and is incorporated herein by reference. It should be read in its entirety for a more complete description of the matters summarized herein.

ii.	Company Founders’ Undertakings to Tender

In connection with the execution of the MOU, on December 1, 2008, Mr. Michel Alard and some members of his family signed an undertaking to tender with Sierra Wireless whereby they undertook to tender all of their Shares to the Offers, which amounts to 1,538,533 Shares and represents approximately 9.7% of the outstanding share capital and approximately 10.4% of the voting rights of the Company (excluding the treasury shares held by the Company).

In addition, on December 1, 2008, Mr. Aram Hékimian and some members of his family signed a substantially similar undertaking to tender whereby they undertook to tender all of their Shares to the Offers, which amounts to 1,800,381 Shares and represents approximately 11.4% of the outstanding share capital and approximately 12.2% of the outstanding voting rights of the Company (excluding the treasury shares held by the Company).

Pursuant to these undertakings to tender, Messrs. Alard and Hékimian and their respective family members undertook not to solicit or facilitate any competing third party offer.

The undertakings to tender shall be void in the event that a third party files a tender offer competing with and higher than the Offers and that such superior offer is declared compliant by the AMF unless the Purchaser makes a higher bid than such third party competing offer that is declared compliant by the AMF. In this case, Messrs. Alard and Hékimian and their respective family members shall observe such undertakings and would be required to tender all the Shares to the Purchaser’s higher bid, as if such undertakings had never been void.

Pursuant to the undertakings described above, in the event that a competing third party offer is filed with the AMF, and any of Mr. Alard, Mr. Hékimian or their respective family members (i) tenders any or all of their Shares to such third party offer or (ii) sells (on the market or off-market) or transfers in any way their Shares to a third party, such person shall pay to the Purchaser an amount equal to the number of shares sold or transferred in any of the acts referred to in paragraphs (i) and (ii) above, multiplied by 35% of the difference between the price per Share obtained by the transferor of such Shares and 8.50 euros.

The description of the undertakings to tender set forth above is qualified in its entirety by reference to the undertakings to tender, which are attached as Exhibit 99(e)(2) and Exhibit 99(e)(3) hereto, and are incorporated herein by reference. The undertakings to tender should be read in their entirety for a more complete description of the matters summarized herein.

iii.	Confidentiality Agreement.

The Company and Sierra Wireless entered into a confidentiality agreement, dated October 24, 2008 (the “Confidentiality Agreement”), pursuant to which each of the Company and Sierra Wireless agreed, among other things, to keep confidential certain information furnished to it by the other party and to use such information only for the purpose of evaluating a potential business combination.

The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement which is filed as Exhibit 99(e)(4) hereto and is incorporated herein by reference. The Confidentiality Agreement should be read in its entirety for a more complete description of the matters summarized above.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation of the Board

At a meeting of the Company’s Board of Directors held on December 1, 2008, the Company’s Board of Directors unanimously resolved that the offer made by Sierra Wireless to acquire the Company is in best interests of the Company, its employees and, subject to consideration of a fairness opinion drawn up by an independent expert, its shareholders.

At a meeting of the Company’s Board of Directors held on December 23, 2008, it unanimously determined that the proposed acquisition of the Company by Sierra Wireless is in the best interest of the Company, its shareholders, its employees, and its other stakeholders, and it recommended that the owners of Securities tender their Securities in the Offers.

In addition, the Board resolved that the treasury shares held by the Company and its subsidiaries not be tendered in the Offers pursuant to the MOU.

Accordingly, the Company’s Board of Directors unanimously recommends that the holders of Securities tender their Securities in the Offers.

(b)	Background of the Recommendation

The terms and conditions of the MOU and the Confidentiality Agreement are the result of arm’s length negotiations between the Company and Sierra Wireless. Set forth below is a summary of the background of these negotiations and certain related matters preceding these negotiations.

On February 27, 2008, Mr. Jason Cohenour, Chief Executive Officer of Sierra Wireless, contacted Mr. Ronald Black, Chief Executive Officer of the Company, by telephone to discuss the M2M industry generally and to discuss the possibility of an acquisition of the Company by Sierra Wireless.

On May 5, 2008, by email to Mr. Black, Mr. Cohenour discussed the merits of an acquisition of the Company by Sierra Wireless. Additionally, Mr. Cohenour requested that the Company allow Sierra Wireless to commence due diligence and hold presentation meetings with the Company’s management. Further emails were exchanged between Mr. Black and Mr. Cohenour between May 15 and May 18, 2008 in the course of which Mr. Black informed Mr. Cohenour that he was not sure that the Company’s Board of Directors would support the proposed transaction at this stage.

On June 11, 2008, Mr. Cohenour met Mr. Black at the Company’s offices in Paris. During the meeting, Mr. Black and Mr. Cohenour discussed the M2M industry in general and again discussed the potential for an acquisition of the Company by Sierra Wireless.

On July 6, 2008, Mr. Cohenour sent an email to Mr. Anthony Maher, Chairman of the Company’s M&A Sub-Committee, introducing him to Mr. Charles Levine, Chairman of Sierra Wireless’ board of directors.

On August 1, 2008, Mr. Levine proposed to Mr. Maher that Sierra Wireless offer to acquire the Company. The proposal described in particular the conclusions of the due diligence performed by Sierra Wireless using publicly available documents and presented drafts of agreements that could be entered into with the Company, Mr. Black, the Company’s founders and certain other shareholders of the Company, as well as new employment and non-compete agreements with certain key Company employees and significant shareholders.

By letter dated August 19, 2008 Mr. Maher responded to Mr. Levine that, although he understood the strategic potential of the proposed acquisition, the Company’s founders and the Board of Directors of the Company felt that the proposed purchase price was not satisfactory. Nevertheless, Mr. Maher invited other informal discussions with Sierra Wireless.

On October 6, 2008, Gemalto N.V. (“Gemalto”) announced its intentions to commence an unsolicited tender offer to purchase the Shares of the Company for 7 euros per share and the OCEANEs issued by the Company for 20 euros per OCEANE.

On October 7, 2008, Mr. Cohenour telephoned Mr. Black to discuss Gemalto’s offer and the potential for a friendly acquisition of the Company by Sierra Wireless.

On October 17, 2008, Gemalto issued a press release raising the offer price for the OCEANEs to 31.30 euros per OCEANE.

On October 24, 2008, Sierra Wireless sent the Company a letter confirming its serious interest in pursuing the acquisition of the Company. On that same date, the Company and Sierra Wireless entered into the Confidentiality Agreement.

On October 26, 2008, Mr. Black and Mrs. Chantal Bourgeat, Chief Financial Officer of the Company, met Mr. Cohenour, Mr. Dave McLennan, Chief Financial Officer and Mr. Trent Punnett, Senior Vice President, Marketing and Corporate Development of Sierra Wireless, in Toronto to further discuss Gemalto’s offer and the possibility of a friendly acquisition of Wavecom by Sierra Wireless.

On November 12, 2008, Mr. Cohenour and Mr. Black met in London together with representatives from their respective financial advisors (Lazard and Merrill Lynch) to discuss potential terms of a proposed acquisition of the Company by Sierra Wireless.

On November 20 and 25, 2008, Mr. Cohenour and Mr. Black exchanged emails further discussing the possibility of a friendly acquisition of the Company by Sierra Wireless.

On November 27, 2008, Mr. Cohenour and Mr. Black spoke by telephone to discuss further the potential terms and mechanics of a friendly acquisition of the Company by Sierra Wireless.

On November 28, 2008, a conference call was held between Mrs. Bourgeat and Mr. Trent Punnett, Senior Vice President, Marketing and Corporate Development of Sierra Wireless, and others from both parties, to discuss certain aspects of the proposed acquisition.

On November 29 and 30, 2008, Mr. Punnett, Mr. Cohenour, Mr. Black, and Mrs. Bourgeat met in Paris, together with their financial and legal advisors, to negotiate the terms of the MOU.

On November 30 and December 1, 2008, Sierra Wireless and the Company’s respective boards of directors met and approved the proposed acquisition of the Company by Sierra Wireless. At a meeting of the Company’s Board of Directors on December 1, 2008, it unanimously resolved that the offer made by Sierra Wireless to acquire the Company is in the best interests of the Company, its employees and, subject to consideration of a fairness opinion drawn up by an independent expert, its shareholders. Following this meeting, the two companies entered into the MOU.

In addition, on December 1, 2008, the Company’s founders executed undertakings to tender, committing to tender all of their Shares in the Offers in support of the transaction.

On December 2, 2008, Sierra Wireless and the Company publicly announced that they had entered into the MOU and representatives from Sierra Wireless and the Company held conference calls with investors and analysts to discuss the proposed business combination.

On December 3, 2008, Gemalto announced that it would not raise its bid for the Company and that it would inform the AMF of its intention to terminate the Gemalto Offer.

On December 9, 2008, the AMF announced that it would extend the expiration date of the Gemalto Offer until at least the opening of the French Offer.

On January 6, 2009, the AMF granted its visa to the French offer document.

On January 8, 2009, the U.S. Offer was commenced.

(c)	Reasons for the Recommendation

In evaluating the MOU and the Offers contemplated thereby, the Company’s Board of Directors consulted with the Company’s senior management and legal and financial advisors, and considered a number of factors in recommending that all holders of Securities accept the Offers and tender their Securities in the Offers.

In accordance with its obligations under French law and the AMF General Regulations, at its meeting on December 23, 2008, the Company’s Board of Directors delivered a reasoned assessment (avis motivé) of the Offers. The following is an unofficial translation from French of the original reasoned assessment of the Company’s Board of Directors. Certain terminology has been conformed to the defined terms used in this Statement and certain typographical conventions have been conformed to United States usage.

“The Company’s Board of Directors met on December 23, 2008, with Mr. Michel Alard as Chairman, to consider the terms and conditions of Sierra Wireless’s proposed public tender offer for the Shares and OCEANEs (the “Securities”) of Wavecom (the “Sierra Wireless Offer”). All of the directors were present or represented.

In response to the unsolicited offer for the Securities initiated by Gemalto on October 6, 2008, the M&A sub-committee of the Company’s Board of Directors, presided over by Mr. Anthony Maher, an independent director, and the Company’s Chief Executive Officer, Dr. Ronald Black, actively sought, from the beginning of October to the beginning of December, other potential acquirers (“white knights”) and studied different strategic alternatives, including a stand-alone strategy. Over the course of this process, the Company studied several different potential opportunities that presented the possibility of greater industrial and financial compatibility with the interests of the Company, its shareholders, its employees and its other stakeholders than the Gemalto Offer. In this context, the Company’s management and advisors held exploratory discussions with Sierra Wireless, during which the Company’s management saw the rationale and desirability such a combination between the two companies could present. As a result, the two management teams, together with their advisors, negotiated, between November 29 and December 1, 2008, an agreement (the MOU) regarding the terms and conditions of the Sierra Wireless Offer.

During the Board of Directors meeting on December 1, 2008, the M&A sub-committee presented its observations and the Board of Directors assessed the merits of the Sierra Wireless Offer. The content and the main clauses of the draft MOU were then detailed and discussed by the members of the Board of Directors, in the presence of the Company’s legal and financial advisors. After considering these observations and discussions, the Company’s Board of Directors authorized Dr. Ronald Black, the Company’s Chief Executive Officer, to sign on the same day the MOU, and unanimously determined that the proposed acquisition of the Company by Sierra Wireless was in the best interest of the Company, its shareholders, its employees and its other stakeholders, and, subject to consideration of the fairness opinion from an independent expert designated during the same meeting in accordance with the requirements of articles 261-1 et seq. of the general regulation of the Autorité des marchés financiers (the “AMF”), its shareholders.

During its meeting on December 23, 2008, the Company’s Board of Directors considered once again the terms and conditions of the Sierra Wireless Offer whereby Sierra Wireless offered to acquire the Shares issued or to be issued during the Sierra Wireless Offer for a price per share of 8.50 euros (including any dividends payable) and the Company’s OCEANEs for a price per OCEANE of 31.93 euros plus accrued but unpaid interest, as such terms were set forth in the draft offer document filed with the AMF by Sierra Wireless on December 2, 2008.

Sierra Wireless also announced its intention to initiate a separate Offer in the United States (the “U.S. Offer” and, together with the Sierra Wireless Offer, the “Offers”) to the holders of the Company’s Shares and OCEANEs residing in the United States and the holders of all of Wavecom’s American Depositary Shares wherever located, subject to terms and conditions, according to Sierra Wireless, that are “substantially similar” to those of the Sierra Wireless Offer.

The Company’s Board of Directors noted that the Offers are subject to the condition of a minimum number of Shares representing, at the date of expiration of the later of the two Offers, the majority of the Company’s voting rights. As a general matter, the result of the Offers, which may only be withdrawn under very limited circumstances as provided under French regulations, will not be officially set until the AMF certifies that such condition has been met.

On the basis of the above, the Board of Directors, after deliberating, unanimously considered that:

¡        The Company and Sierra Wireless are two significant players in the field of wireless communications, with highly complementary geographical exposures, products and competencies.

¡        As a result, a combination of the two companies would enable the creation of one of the world leaders in wireless modules/solutions, with a significant presence in Europe, North America and Asia, comprehensive products and services portfolios (including M2M (“machine to machine”) products and services, embedded modules, “air cards”, etc.), a diversified customer base and a presence in several key vertical markets (mobile telecommunications, automotive, aeronautics, industrial, etc.).

¡         Key benefits for the Company would include:

o     An extension of the range of offered solutions – GSM, CDMA, modules, software, services, subsystems;

o     Faster deployment of third generation (3G) technologies;

o     A reduction of the “design” costs due to the combination of Sierra Wireless’s know-how in third generation (3G) technologies and the Company’s industrialization experience;

o     Manufacturing consolidation resulting in higher efficiency;

o     Improved purchasing power with main suppliers due to higher volumes;

o     Faster and more efficient certifications with operators;

o     Better customer support and broader geographic coverage;

o     Savings in external research & development costs by eliminating, for example, duplicate expenses;

o     Synergies in communication and marketing expenses; and

o     Lower administrative costs in general.

¡        The Company’s Board of Directors has taken due note of Sierra Wireless’s intention not to materially restructure the Company beyond the recently announced reorganization currently contemplated by the Company as part of its industrial strategy.

¡        The Company’s Board of Directors has also taken due note of Sierra Wireless’s intention to integrate the Company as an operational division, whose headquarters would remain in France.

¡        The Company’s Board of Directors has considered that the two companies should benefit from numerous synergies, in particular in product development, distribution channels and other complementary resources. These assets should permit the group to accelerate its growth, in a profitable manner, with an improved offering in modules and M2M modems, as well as in software, solutions and associated services.

¡        The Sierra Wireless Offer represents a premium of 21% compared to the price of 7.00 euros per share offered by Gemalto and a premium of 108% compared to the Company’s share price at closing on the day prior to the announcement of the Gemalto Offer (October 3, 2008).

¡         The Sierra Wireless Offer follows a comprehensive seven-week process of searching for an alternative acquirer initiated by the M&A sub-committee and the Chief Executive Officer, during which the Company studied different potential opportunities, including a stand-alone strategy, representing a greater industrial and financial compatibility with the interests of the Company, its shareholders, its employees and its other stakeholders than the Gemalto offer.

¡        Although the Company’s Board of Directors continues to have confidence in the future of the Company, the Sierra Wireless Offer would offer immediate liquidity to the shareholders and other holders of securities in the context of a difficult financial environment and lack of visibility on the automotive and housing (alarms) markets.

¡        The Company’s founders Aram Hékimian and Michel Alard have undertaken to tender their shares, representing approximately 21.1% of the Company’s outstanding shares, in the Sierra Wireless Offer.

¡        The fairness opinion delivered by Ricol Lasteyrie & Associés, in the context of its independent assessment report regarding the Offers and the mandatory squeeze-out of non-tendering shareholders, if any, in accordance with the terms of articles 237-14 et seq. of the general regulation of the AMF, which, on the basis of the factors and assumptions stated therein, states that as of December 23, 2008, concludes that, under the present market conditions and given the more uncertain business outlook for the Company following a year of sharply falling sales and earnings,

o      the price of 8.50 euros per share that Sierra Wireless plans to offer under the Offers is fair from a financial standpoint for Wavecom’s shareholders insofar as the OCEANEs have to be redeemed at nominal value plus accrued interest in the event of a change of control (which will be the case in the event the Offer is successful, the Offer being subject to the condition that at least 50% plus one of the voting rights of the Company’s securities calculated on an undiluted basis are tendered); and

o     the price of 31.93 euros (plus accrued and unpaid interest) per OCEANE that Sierra Wireless plans to offer under this Offer is fair from a financial stand point for the Company’s OCEANE holders.

As a result, the Company’s Board of Directors unanimously determined that the proposed acquisition of the Company by Sierra Wireless is in the best interest of the Company, its shareholders, its employees, and its other stakeholders, and recommended that the owners of Securities tender their Securities in the Offers.”

During the course of its various discussions with respect to the Offers, the Company’s Board of Directors unanimously concluded that overall, the risks, uncertainties, restrictions and potentially negative factors associated with the Offers were outweighed by the potential benefits of the Offers. In particular, the Company’s Board of Directors identified and considered the following factors:

-

The MOU precludes the Company from actively soliciting alternative acquisition proposals and limits the Company’s ability to engage in negotiations with parties that may make alternative acquisition proposals and the break-up fee that would be payable by the Company to Sierra Wireless pursuant to the MOU under certain circumstances.

-

The various interests that the Company’s executive officers and directors may have with respect to the Offers, in addition to their interests as holders of the Company’s Securities, including those described in the Company’s SEC and AMF filings.

The foregoing discussion of information and factors considered and given weight by the Company’s Board of Directors is not intended to be exhaustive, but is believed to include all of the material factors considered by the Company’s Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offers, the Company’s Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Company’s Board of Directors may have given different weights to different factors. In arriving at their respective recommendations, the directors of the Company were aware of the interest of executive officers and directors of the Company described under Item 3 hereof.

(d)	Intent to Tender

To the best of the Company’s knowledge, after reasonable inquiry, all of the Company’s executive officers, directors, affiliates and subsidiaries currently intend, subject to the receipt of any required approvals, to tender or cause to be tendered all Shares held of record or beneficially owned by them prior to the closing of the Offers pursuant to the terms of the Offers. Some of these individuals may choose to exercise any of their BSAs, BCEs and stock options that are, or will be, exercisable prior to the expiration date of the Offers and tender the underlying Shares in the Offers. Furthermore, as described under Item 3(d)(ii) above, the Company’s founders and some of their family members have signed undertakings to tender with Sierra Wireless in which they have committed to tender all of their Shares into the Offers.

(e)	Report of Independent Financial Expert, Ricol, Lasteyrie & Associés

Prior to making its recommendation, the Company’s Board of Directors received the written report of Ricol, Lasteyrie & Associés (the “Independent Financial Expert”) in accordance with Article 261-1 et seq. of the AMF General Regulations, dated as of December 23, 2008, to the effect that, as of the date of the report and based upon and subject to the assumptions, qualifications and considerations set forth therein, in connection with the Offers as of December 23, 2008, (i) the consideration to be paid to the holders of Shares pursuant to the French Offer is fair to such holders; and (ii) the consideration to be paid to the holders of OCEANEs pursuant to the French Offer is fair to such holders, each from a financial point of view. An unofficial English translation of the full text of the written report of the Independent Financial Expert, dated December 23, 2008, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the report, is attached hereto as Exhibit 99(a)(9), and is hereby incorporated by reference.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

Except as described in this Statement, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any other person to make solicitations or recommendations on the Company’s behalf with respect to the Offers.

With the exception of Ricol, Lasteryrie & Associés, who was appointed by the Company on December 1, 2008 as an independent expert pursuant to Article 261-1 et seq. of the AMF General Regulations, the Company retained the persons listed below in the context of the unsolicited hostile tender offer initiated by Gemalto on October 6, 2008. Such persons continue to assist the Company with respect to the Offers.

The Company retained Merrill Lynch Capital Markets (France) SAS (the “Advisor”) as its financial advisor in connection with the Offers pursuant to the terms of an engagement letter dated October 31, 2008. The Company has agreed to pay the Advisor a reasonable and customary fee for such services. In addition, the Company has agreed to reimburse the Advisor’s reasonable expenses (including legal fees) and indemnify the Advisor against certain liabilities arising out of the engagement.

The Advisor and its affiliates may actively trade in the equity and debt securities of the Company or of Sierra Wireless for their own account or for the accounts of their customers and accordingly, may at any time hold long or short positions in such securities.

The Company retained Brunswick Group LLP as its financial public relations advisor in connection with the Offers. Brunswick Group will receive reasonable and customary compensation for its services and, potentially, a success fee, and reimbursement of reasonable out-of-pocket expenses in connection therewith. The Company has also agreed to indemnify Brunswick Group against any liabilities relating to, or arising out of, the engagement.

The Company retained Thomson Reuters to assist it in the identification of its record shareholders for which it will receive a reasonable and customary fee.

The Company retained The Bank of New York – Mellon (New York) and HQB Partners (London) to assist it in connection with the Company’s communications with its shareholders. The Company has agreed to pay The Bank of New York – Mellon and HQB Partners customary fees for their services and to reimburse reasonable out-of-pocket expenses in connection therewith.

The Company retained Ricol, Lasteyrie & Associés, represented by Mrs. Sonia Bonnet-Bernard, on December 1, 2008 as independent expert, pursuant to article 261-1 et seq. of the AMF General Regulations. The Company has agreed to pay customary fees to Ricol, Lasteyrie & Associés for its services and to reimburse reasonable out-of-pocket expenses in connection therewith.

Item 6.	Interest in Securities of the Subject Company.

To the best of the Company’s knowledge, the following table represents the distribution of Company’s share capital on December 15, 2008:

Shareholder	Number of shares	Percentage of capital	Percentage of voting rights
Aram Hékimian*	1,800,381	11.37	12.22
Michel Alard*	1,538,533	9.72	10.44
Sloane Robinson**	898,654	5.68	6.10
Lansdowne Partners**	831,455	5.25	5.64
Jo Hambro Capital Management Limited**	777,487	4.91	5.28
Treasury shares***	1,091,861	6.90	0
Public	8,890,153	56.17	60.33
Total	15,828,524	100	100
*	Acting for himself and on behalf of his family.
**	Declarations of Sloane Robinson dated June 13, 2007, Lansdowne Partners dated November 1, 2007 and Jo Hambro Capital Management Ltd dated July 14, 2008.
***	Of which 154,900 shares representing 0.98% of Wavecom’s share capital are allocated to be distributed as free shares to employees.

Except as described below, no transaction in the Shares, ADSs or OCEANEs has been effected since September 1, 2008 by the Company or to the best knowledge of the Company, any of the Company’s executive officers, directors or affiliates.

In accordance with its share buyback program, the Company carried out the following purchases.

Identity of Person	Date of Transaction	Number of Shares	Weighted Average Price per Share	Nature of Transaction
Wavecom	09/01/2008	16,372	€4.9056	Share buyback
Wavecom	09/02/2008	16,647	€4.9584	Share buyback
Wavecom	09/03/2008	16,342	€4.9392	Share buyback
Wavecom	09/04/2008	144,933	€4.7997	Share buyback
Wavecom	09/05/2008	15,674	€4.7025	Share buyback
Wavecom	09/08/2008	15,228	€4.7137	Share buyback
Wavecom	09/09/2008	12,441	€4.7192	Share buyback
Wavecom	09/10/2008	9,919	€4.6660	Share buyback
Wavecom	09/11/2008	12,042	€4.6074	Share buyback
Wavecom	09/12/2008	14,723	€4.5280	Share buyback

Over the course of September 2008, Michel Alard, Chairman of the Board of Directors, carried out the following sales on the open market in order to pay a portion of the estate taxes due upon the death of his wife in May 2008. Furthermore, in the context of their personal asset management, over the course of the following weeks Messrs. Michel Alard and Aram Hékimian may sell or otherwise transfer a portion of their Shares, subject to their agreement to tender signed with Sierra Wireless, as described in more detail under Item 3(d)(ii) above, in which they have committed to tender all of their Shares into the Offers, and in particular, subject to the condition that the recipients of any Shares sold or transferred shall agree to tender the Shares in the Offers.

Identity of Person	Date of Transaction	Number of Shares	Price per Share	Nature of Transaction
Michel Alard	09/08/2008	10,000	€4.67	Sale on Euronext
Michel Alard	09/09/2008	10,000	€4.73	Sale on Euronext
Michel Alard	09/10/2008	10,000	€4.67	Sale on Euronext
Michel Alard	09/11/2008	10,000	€4.61	Sale on Euronext
Michel Alard	09/12/2008	10,000	€4.45	Sale on Euronext

Since September 1, 2008, four employees of the Company have exercised an aggregate total of 10,082 BCEs (with an exercise price of 4.19 euros per Share), resulting in an increase in the Company’s share capital by a total amount of 10,082 euros following the issuance of a total of 10,082 new Shares.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as described in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offers which relate to (i) a tender offer or other acquisition of the Company’s securities by the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company, (iii) any purchase, sale or transfer of a material amount of the assets of the Company or its subsidiary, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company. In addition, except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offers that relate to one or more of that matters referred to in this Item 7.

While the Company has received indications of interest from third parties with respect to possible business combination transactions involving the Company, has had exploratory conversations regarding such transactions, and has entered into confidentiality agreements with third parties, the MOU restricts the Company’s ability to continue any such exploratory conversations or to enter into any additional confidentiality agreements with other third parties without Sierra Wireless’s consent. Accordingly, no such conversations are currently ongoing. In addition, the Company is required to provide certain notifications to Sierra Wireless of any further indications of interests or other contact with potential competing bidders pursuant to the terms of the MOU.

Item 8.	Additional Information.

(a)	Board of Directors.

The Purchaser has stated in the Schedule TO that it intends to propose a Sierra Wireless-chosen slate of board members for the Company’s Board of Directors if the Offers are successful.

(b)	Regulatory Approvals.

Under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended (the “HSR Act”), and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Antitrust Division of the Department of Justice and the Federal Trade Commission (collectively, the “Antitrust Agencies”), and certain waiting period requirements have been satisfied. The purchase of the Securities pursuant to the Offers is subject to such requirements and, as such, the Offers may not be completed until the expiration of a fifteen (15) calendar day waiting period following the filing of the Premerger Notification and Report Forms by Sierra Wireless.

Sierra Wireless and the Company filed a Premerger Notification and Report Form under the HSR Act with respect to the Offers with the Antitrust Agencies on November 14, 2008. On December 12, 2008, the Antitrust Agencies granted early termination of the HSR Act waiting period with respect to the Offers.

(c)	Squeeze-Out, Delisting and Deregistration

According to the French Offer to Purchase, in the event Shares not tendered in the Offers do not represent more than 5% of the share capital or voting rights of the Company, the Purchaser intends to request that the AMF, within three months following the closing of the Offers, implement a squeeze-out of the Shares under French law. In addition, according to the French Offer to Purchase, the Purchaser intends to request that the AMF, within three months following the closing of the Offers, implement a squeeze-out of the OCEANEs if OCEANEs not tendered in the Offers do not represent more than 5% of the outstanding Shares on a fully diluted basis. Furthermore, according to the French Offer to Purchase, the Purchaser reserves its right, in the event it would hold, directly or indirectly, at least 95% of the voting rights of the Company and if a squeeze-out is not implemented, to file with the AMF a draft mandatory buyout offer. In the event of success of the Offers and a squeeze-out procedure is initiated following the expiration of the Offers, or in the event the liquidity of the Shares would be considerably reduced, the Purchase intends to put in place a liquidity mechanism on the basis of the price set forth in the Offers or multiples derived from such price for the benefit of the holders of Shares issuable upon exercise of outstanding BSAs, BCEs or stock options, if permitted and in accordance with applicable law. In addition, the Purchaser intends to implement a liquidity mechanism at the termination of the relevant holding period for holders of free Shares, based on the price of the Offers if permitted and in accordance with applicable law. Furthermore, in the event of a squeeze-out transaction or delisting of the Shares, the “prepayment” clause of the OCEANEs will apply and the general assembly of holders of OCEANEs may request that all the OCEANEs be redeemed at par value (i.e., 31.30 euros plus interest accrued but unpaid from the last interest payment date preceding the early redemption date to the effective redemption date).

In case it is not able to implement a squeeze-out after the closing of the Offers, the Purchaser has stated that it reserves the right to request NYSE Euronext to delist the Shares from the Euronext Paris market. It should be noted that NYSE Euronext will only approve such a request if the liquidity of the Shares is greatly reduced following the closing of the Offers, in such a way that delisting would be in the interest of the market.

Following the closing of the Offers, depending upon the aggregate market value and the number of Securities not purchased pursuant to the Offers or any subsequent open market or privately negotiated purchases, as well as the number of public holders of Securities, the ADSs may no longer meet the quantitative requirements for continued listing on the NASDAQ Global Market and may become eligible for deregistration under the Exchange Act. The Purchaser has stated that it reserves the right to request the delisting of the Company’s ADSs from the NASDAQ Global Market, whether or not the Shares are delisted from the Euronext Paris market. If this occurs, the ADSs would no longer be quoted on the NASDAQ Global Market and the Purchaser could seek to terminate the registration of the Shares and the Company’s ADSs under the Exchange Act.

The ADSs and the underlying Shares are currently registered under the Exchange Act. After the Offers are completed, the registration of the ADSs and Shares with the SEC may be terminated by the Company upon application to the SEC if the U.S. average daily trading volume of Shares (including Shares represented by the ADSs) has been no more than 5% of the average daily trading volume of the Shares on a worldwide basis for a recent twelve-month period, or if Shares and/or ADSs are held by fewer than 300 persons resident in the United States, determined based upon a look-through analysis. Alternatively, the Company may qualify for termination of reporting duties if its securities are held by fewer than 500 persons worldwide, determined without a look-through analysis. Termination of registration of the ADSs and the underlying Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to the holders of Securities and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company. Such provisions include the requirement to furnish an annual report on Form 20-F to the holders of Company’s equity securities and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of ADSs and the underlying Shares under the Exchange Act were terminated, ADSs and the underlying Shares would no longer be eligible for listing on NASDAQ. Sierra Wireless and the Purchaser have stated that they reserve the right to seek to cause the Company to terminate the registration of ADSs and the underlying Shares under the Exchange Act as soon after consummation of the Offers as the requirements for termination of registration are met.

(d)	Important agreements.

In the Company’s 2007 Annual Report on Form 20-F, the Company describes its material contracts. Some of these contracts contain change in control provisions that would allow the counterparty to terminate the contract in the event of a change in control of the Company, such as the successful completion of the Offers. While Sierra Wireless and the Company have agreed to work together to obtain any necessary consent, approval or assignments, such material contracts may not remain in full force and effect after completion of the Offers.

The industrial manufacturing contract with Solectron (bought by Flextronics) was renegotiated in its entirety following the Company’s decision to hire Solectron for all of the Company’s manufacturing needs. The parties entered into a definitive agreement which is in fact composed of three different contracts: the “Cooperation Agreement”, the “Global Manufacturing Agreement” and the “Supply Chain Agreement”, all finalized and executed on November 29, 2007. These agreements may not be assigned without the prior consent of the other party. The transactions following the Offers may be structured in such a way that this clause would be implicated and the Company’s retention of the contract would be in question. However, Sierra Wireless and the Company will seek to ensure that these contracts remain in full force and effect after the closing of the Offers.

The Company has a number of important long standing clients, distributors and suppliers with which it signed contracts or with which it contracts under its general sales conditions. The Company has also obtained licenses to third parties’ intellectual property rights, including some “essential” patents as described in “Item 4. Information About the Company – Intellectual Property” of the Company’s 2007 Annual Report on Form 20-F. It is customary practice in the Company’s industry for such contracts to be non transferable without the prior consent of the other party. Moreover, such contracts may be terminable in the event of a change of control. Finally, while pursuant to the MOU Sierra Wireless and the Company will seek to retain all key client, distributor and supplier relationships, some of these counterparties might not wish to continue their relationships with the Company after it is acquired by the Purchaser.

(e)	Cautionary Note Regarding Forward-Looking Statements.

Certain statements in this Statement that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian and French securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause the actual results, performance, achievements or developments in the Company’s business or in its industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. These forward-looking statements appear in a number of different places in this Statement and can be identified by words such as “may”, “outlook”, “potential”, “emerging”, “believes”, “seeks”, “forecasts”, “estimates”, “goal”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”,

“growing”, “expanding” or their negatives or other comparable words. Forward-looking statements include, among other things, all statements regarding the offers for the Shares, ADS, and OCEANEs of the Company, the future of the wireless modem, machine-to-machine communications and other industries, future economic and market conditions, the promise of the Company’s strategic initiatives, the business pipeline, the likelihood of a successful completion of the Offers, the risks involved in integrating the Company with Sierra Wireless, the reaction of the Company’s employees, customers, suppliers, contracting parties and other stakeholders to events surrounding the Offers, projections and assumptions underlying its financial analysis of its value and the Offers, the future value of the Company’s tax assets, the outlook for its future operations, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect the Company’s actual results, performance, achievements or developments are many and include, amongst others, the combined company’s ability to develop, manufacture, supply and market new products that it does not produce today that meet the needs of customers and gain commercial acceptance, its reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of its customers, and increased competition. These risk factors and others are discussed in Sierra Wireless’ and Wavecom’s respective filings and reports, which may be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, on the AMF’s website at www.amf-france.org, and in each of their other respective regulatory filings with the Securities and Exchange Commission in the United States, the Provincial Securities Commissions in Canada and the Autorité des marchés financiers in France. Many of these factors and uncertainties are beyond the Company’s control. Consequently, all forward-looking statements in this Statement are qualified by this cautionary statement and are made only as of the date they are made. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

(f)	Where You Can Find More Information.

The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files periodic reports and other information with the SEC relating to its business, financial condition and other matters. Such reports and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

The SEC allows the Company to “incorporate by reference” information into this Statement, which means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Statement, except for any information superseded by information contained directly in this Statement.

Item 9.	Exhibits.

The following Exhibits have been filed with this Statement:

Exhibit Number	Description
99(a)(1)*	Joint press release issued by the Company and Sierra Wireless on December 2, 2008 entitled “Sierra Wireless Agrees to Acquire Wavecom in Friendly Deal” (incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on December 2, 2008)
99(a)(2)*	Investor Presentation, dated December 2, 2008, entitled “Sierra Wireless and Wavecom Creating a Global Leader in Wireless Data” (incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on December 2, 2008)
99(a)(3)*	Transcript of investors and analysts conference call held on December 2, 2008 at 10:30 a.m. (Paris Time) (incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on December 3, 2008)
99(a)(4)*	Transcript of investors and analysts conference call held on December 2, 2008 at 8:00 a.m. (Eastern Standard Time) (incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on December 3, 2008)
99(a)(5)*	Letter to Customers, Partners and Suppliers, dated December 5, 2008 (incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on December 5, 2008)
99(a)(6)*	Article included in the Company’s internal employee newsletter, dated December 10, 2008 (incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on December 10, 2008)
99(a)(7)*	Unofficial English translation of the Company’s Draft Reply Document (Projet de Note d’Information en Réponse) (incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on December 24, 2008)
99(a)(8)*	Unofficial English translation of the Company’s Reply Document (incorporated by reference to the Company’s Schedule 14D-9 filed with the SEC on January 7, 2009)
99(a)(9)	Unofficial English translation of Independent Expert’s Report, dated January 6, 2009
99(a)(10)	Unofficial English translation of the Company’s Legal, Financial and Accounting Information Document (Autres Informations) as filed with the AMF on January 7, 2009 and released on January 8, 2009
99(e)(1)	Memorandum of Understanding, dated December 1, 2008, by and between the Company and Sierra Wireless
99(e)(2)	Undertaking to Tender, dated December 1, 2008, by and among Michel Alard, Jean-Francois Alard, Laurene Alard and Sierra Wireless France S.A.S.
99(e)(3)	Undertaking to Tender, dated December 1, 2008, by and among Aram Hékimian, Marie-Helene Hékimian, Benjamin Hékimian, Raphael Hékimian, and Sierra Wireless France S.A.S.
99(e)(4)	Confidentiality Agreement, dated October 24, 2008, by and between the Company and Sierra Wireless
99(e)(5)	Form of the Company’s Subscription and Purchase Stock Option Plan
99(e)(6)	Form of the Company’s Plan for Free Shares

Exhibit Number	Description
99(e)(7)	Form of Founder’s Warrants (“BCE”)
99(e)(8)	Form of Terms Relating to the Warrants (“BSA”) awarded to the Company’s Independent Directors
99(e)(9)	Service Agreement between the Company and Ronald D. Black
99(e)(10)	Amendment No. 1 to the Service Agreement between the Company and Ronald D. Black, effective January 1, 2006
99(e)(11)	Extract of Minutes of the Meetings of the Board of Directors of January 19, 2005 and of May 17, 2006 (unofficial English translation)
99(e)(12)	Extract of Minutes of the Meeting of the Board of Directors of June 17, 2008 (unofficial English translation)
99(e)(13)	Extract of Minutes of the Meeting of the Board of Directors of November 17, 2008 (unofficial English translation)

*Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2009

Wavecom S.A.

BY:	/S/ RONALD D. BLACK
NAME:	RONALD D. BLACK

TITLE:	Chief Executive Officer